Form of Proxy

DORATO RESOURCES INC.

Suite 507 - 837 West Hastings Street

Vancouver, BC   V6C 3N6

FORM OF PROXY

ANNUAL GENERAL MEETING

July 31st, 2007

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

The undersigned member of DORATO RESOURCES INC. (the "Company") hereby appoints Anton J. Drescher, President of the Company, or failing him, Donna M. Moroney, Corporate Secretary of the Company, or failing both of them ______________________________ or ______________________________ as proxyholder for and on behalf of the undersigned to attend the annual general meeting of shareholders of the Company to be held on July 31st, 2007 and at any and all adjournments thereof and thereat, to act for and on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present with respect to the matters specified below.

The undersigned specifies that, with respect to any of the matters listed below, the number of votes which the undersigned would be entitled to cast if personally present shall on any poll or ballot be voted for or against by the proxyholder as so specified.  The undersigned hereby authorizes the proxyholder to demand a poll.  If no choice is specified in any one or more of the spaces set out below for that purpose, and with respect to any amendments to or variations in any of the matters listed below and to other matters which may properly come before the meeting or any adjournment thereof, the undersigned hereby confers sole discretionary authority on the proxyholder to act at such meeting and any adjournment thereof for and on behalf of and in the name of the undersigned and to cast the number of votes that the undersigned would be entitled to cast if personally present, all in the same manner and to the same extent and with the same power as the undersigned could do if personally present thereat, the undersigned hereby ratifying and confirming and agreeing to ratify and confirm all that the proxyholder may lawfully do by virtue hereof.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To appoint Amisano Hanson, Chartered Accountants, as auditor
2.	To authorize the directors to fix the remuneration to be paid to the auditor of the Company
		For	Withhold
3.	To elect as Director, Anton J. Drescher
4.	To elect as Director, Rowland Perkins
5.	To elect as Director, Gerhard Drescher
		For	Against
6.	To approve the implementation of a formal Stock Option Plan
7.	To transact such other business as may properly come before the Meeting

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

1.

This form of proxy (“Form of Proxy”) must be signed by you, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Form of Proxy.

3.

If this Form of Proxy is not dated in the space provided, authority is hereby given by you for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, to Pacific Corporate Trust Company.

4.

A registered shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

1.

A registered shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Form of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Form of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Form of Proxy and for the nominees of management for directors and auditor as identified in this Form of Proxy;

OR

(b)

appoint another proxyholder, who need not be a registered shareholder of the Company, to vote according to the registered shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

1.

The securities represented by this Form of Proxy will be voted or withheld from voting in accordance with the instructions of the registered Shareholder on any poll of a resolution that may be called for and, if the registered shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Form of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a registered shareholder has submitted a Form of Proxy, the registered shareholder may still attend the Meeting and may vote in person.  To do so, the registered shareholder must record his/her attendance with the scrutineer before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of the Company by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.  The mailing address is:

#507, 837 West Hastings Street

Vancouver, BC

V6C 3N6

Fax:  (604) 685-5777